

Capitol Federal Financial

NEWS RELEASE

FOR IMMEDIATE RELEASE

November 12, 2008

CAPITOL FEDERAL FINANCIAL ANNOUNCES SPECIAL YEAR END DIVIDEND

Topeka, KS – Capitol Federal Financial (NASDAQ: CFFN) announced today that its Board of Directors ("Board") has declared a special year end cash dividend of $0.11 per share on outstanding CFFN common stock. This special year end dividend is the result of the Board's commitment initially announced in January 2005 to distribute to stockholders 25% of the annual net income of Capitol Federal Financial in excess of the total amount of dividends paid in the four regular quarterly dividends during the just completed fiscal year.

Based upon publicly held shares outstanding on November 5, 2008, the following is the calculation determining the amount of the special year end dividend for fiscal year 2008.

Capitol Federal Financial Fiscal Year 2008 Net Income	$50,954,144
Regular Quarterly Dividends Paid during Fiscal Year 2008	41,425,484
Net Income in Excess of Regular Quarterly Dividends Paid	9,528,660
Amount Available for Special Year End Dividend	$2,382,165
Shares Eligible to Receive Dividends on November 5, 2008	20,881,157
Per Share Amount of Special Year End Dividend	$0.11

The special year end dividend is payable on December 5, 2008 to stockholders of record as of the close of business on November 21, 2008.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank which operates 40 branch offices in Kansas.

News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:
> Jim Wempe
> Vice President, Investor Relations
> 700 S Kansas Ave.
> Topeka, KS   66603
> (785) 270-6055
> jwempe@capfed.com